SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   ----------




                                    FORM 11-K

                                  ANNUAL REPORT
                                   ----------




                        Pursuant to Section 15(d) of the
                             Securities Act of 1934


                      For the year ended December 31, 1996
                                   ----------




                              City Holding Company
                          Employee Stock Ownership Plan
                                   ----------




                              City Holding Company
                        3601 MacCorkle Avenue, Southeast
                         Charleston, West Virginia 25304
                                   ----------

                                    FORM 11-K

                              CITY HOLDING COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN

                                December 31, 1996
                                   ----------




The following financial statements and schedules of the Plan are included herein:

       Report of Independent Auditors                                                                      1

       Statements of Net Assets Available for Plan Benefits as of December 31,
         1996 and 1995                                                                                     2

       Statements of Changes in Net Assets Available for Plan Benefits for the
         years ended December 31, 1996 and 1995                                                            3

       Notes to Financial Statements                                                                     4-6

       Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes                           7

       Item 27(d) - Supplemental Schedule of Reportable Transactions                                       8

       Schedules I, II, and III have been omitted because the required information is shown in the financial statements or in the notes thereto.

Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for plan benefits of the City Holding Company Employee Stock Ownership Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ Ernst & Young LLP

Charleston, West Virginia
May 23, 1997

                              City Holding Company
                          Employee Stock Ownership Plan

              Statements of Net Assets Available for Plan Benefits

                                December 31, 1996



                                                                                            December 31
                                                                                      1996              1995
                                                                                ------------------------------------
Assets
Common stock of City Holding Company at fair value                                    $1,000,455   $           -
Employer contribution receivable                                                       1,566,731         894,946
                                                                                ------------------------------------
Net assets available for plan benefits                                                $2,567,186        $894,946
                                                                                =====================================


See accompanying notes to financial statements.

                              City Holding Company
                          Employee Stock Ownership Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                                December 31, 1996

                                                                                            December 31
                                                                                      1996              1995
                                                                                ------------------------------------
 Contributions and income:
   Contributions from employer                                                        $1,566,731        $894,946
   Interest and dividends                                                                 25,689               -
                                                                                ------------------------------------
Total contributions and income                                                         1,592,420         894,946

Deductions:
    Benefit payments                                                                      38,996               -
                                                                                ------------------------------------
Total deductions                                                                          38,996               -
                                                                                ------------------------------------
                                                                                       1,553,424         894,946

Net realized and unrealized gains                                                        118,816               -
                                                                                ------------------------------------
Net additions                                                                          1,672,240         894,946
Net assets available for plan benefits at beginning of the year                          894,946               -
                                                                                ------------------------------------

Net assets available for plan benefits at end of the year                             $2,567,186        $894,946
                                                                                ====================================


See accompanying notes to financial statements.

                              City Holding Company
                          Employee Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 1996


1. Significant Accounting Policies

Plan Amendment

City Holding Company, the Plan Sponsor, amended its Money Purchase Plan by converting it to an Employee Stock Ownership Plan (ESOP) as of January 1, 1996. The ESOP is comprised of a Stock Bonus Plan and a Money Purchase Pension Plan.

Basis of Accounting

The accounting records of the City Holding Company Employee Stock Ownership Plan (the Plan) are maintained on the accrual basis of accounting. The Plan's financial statements presented herein are in conformity with generally accepted accounting principles and require management of the Plan to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results may differ from management's estimates.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The Plan, which was adopted in December 1995, and became effective January 1, 1996, is a defined contribution employee stock ownership plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Stock Bonus portion of the Plan will be discretionary as determined annually by the Board of Directors of the Plan Sponsor. Employer contributions to the Money Purchase portion of the Plan will approximate 9% of the eligible participant's annual compensation. The contributions are allocated to eligible participants who are actively employed on the last day of the Plan year.

The fair value of the Plan's investment in City Holding Company is estimated based on the stock's quoted trade value as of the last business day of the year.

                              City Holding Company
                         Employee Stock Ownership Plan

                   Notes to Financial Statements (continued)


Vesting

A participant becomes vested in the Company's contributions as follows:


                                                                     Vested Percentage of
                      Years of Service                              Employer Contributions
              ----------------------------------------------------------------------------------------
              ----------------------------------------------------------------------------------------
                         Less than 3                                            0%
                              3                                                20
                              4                                                40
                              5                                                60
                              6                                                80
                          7 or more                                           100

Forfeitures of terminated participants' nonvested account balances shall be used to reduce the Company's contribution.

Benefits

Benefits, representing each participant's vested account balance in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Allocations

Participants are required to complete one year of service in order to share in any employer contributions or forfeitures. Any participant who terminates employment during the plan year for reasons other than death, total or permanent disability, or retirement does not share in the allocation of contributions and forfeitures. Allocations of earnings with respect to amounts contributed to the Plan after the previous valuation date are determined by using a weighted average.

3. Federal Income Taxes

The Internal Revenue Service has accepted the form of the plan document under Sections 401(a), 403(a), and 501(a) of the Internal Revenue Code (Code) for use by employers for the benefit of their employees. A determination letter has been requested from the IRS; however, final determination has not been obtained.

4. Related Party Transactions

Investments are made in City Holding Company stock which is listed and its price quoted in the National Association of Securities Dealers Automated Quotations System (NASDAQ). The investments are subject to market risk to the extent of the amount in the statement of net assets available for plan benefits.

Included in interest and  dividends  for the year ended  December 31, 1996,  are
dividends   received  from  City  Holding   Company  common  stock   investments
approximating $26,000.

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

                              City Holding Company
                          Employee Stock Ownership Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1996



                                                                                                      Current
        Shares/Units                             Description                           Cost            Value
--------------------------------------------------------------------------------------------------------------------
Common stock:

           39,539           City Holding Company                                        $969,856       $1,000,455

                              City Holding Company
                          Employee Stock Ownership Plan

                Item 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1996


                                           Number         Total        Number      Total       Total         Gain
                                             of            Cost          of         Cost      Proceeds      (Loss)
                                            Units           of          Units        of         from          on
                                          Purchased      Purchase       Sold       Sales       Sales        Sales
                                        -------------------------------------------------------------------------------
                                        -------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets

Common stock                                 6,000      $   151,504        -         $ -         $ -          $ -
Common stock                                 2,000           50,505        -           -           -            -
Common stock                                 6,832          172,513        -           -           -            -
Common stock                                13,123          316,724        -           -           -            -
Common stock                                 5,000          120,259        -           -           -            -

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Common stock                                41,095        1,005,449        -           -           -            -


There were no category (ii) or (iv) reportable transactions during 1996.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                         City Holding Company Employee
                                         Stock Ownership Plan





                                         /s/ Robert A. Henson
                                         ----------------------
                                         Mr. Robert A. Henson
                                         Plan Administrator





May 23, 1997

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 File No. 33-62738) pertaining to the City Holding Company Employee Stock Ownership Plan of our report dated May 23, 1997, with respect to the financial statements and supplemental schedules of the City Holding Company Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                      /s/ Ernst & Young LLP



Charleston, West Virginia
June 30, 1997